Schwab Equity Index Funds

Annual Report
October 31, 2004

Schwab S&P 500 Fund

Schwab 1000 Fund®

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

charles SCHWAB

Five ways to put the power of the stock market in your portfolio—with some of the lowest expenses in the industry.

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

[2] "Dow Jones", "Wilshire", "The DJW 5000℠", "The Dow Jones Wilshire 5000℠" and "The Dow Jones Wilshire 5000 Composite Index℠" are service marks of Dow Jones & Company, Inc. and Wilshire Associates Incorporated. The Schwab Total Stock Market Index Fund, based on The Dow Jones Wilshire 5000 Composite Index℠, is not sponsored, endorsed, sold or promoted by Dow Jones or Wilshire; and, neither Dow Jones nor Wilshire makes any representation regarding the advisability of investing in such a product.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder:

As we get ready for 2005, I want to remind you that you might want to add one more item to your list of New Year's resolutions—to review and, if necessary, rebalance your investment portfolio. After all, staying on track is as important in investing as it is in any other part of life. No matter whether it's a good or bad investment climate, you need to make sure that you own a diversified mix of investments and that your asset allocation matches your individual goals, time frame and tolerance for risk.

One efficient way to be diversified is by owning a broad-based mutual fund. Equity mutual funds also can help you to diversify the stock side of your portfolio. While our experienced portfolio managers adhere to each fund's objective, it still is important to review your portfolio to make sure the holdings in your funds don't overlap and you're not overconcentrated in one asset class.

On a final note, I'm very happy to announce that Evelyn Dilsaver has been named CEO and President of SchwabFunds®. Although new to the position, Evelyn is no stranger to SchwabFunds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs and her commitment to you, make her the ideal candidate for her new role.

Thank you for investing with us.

Sincerely,

Charles Schwab

Management's Discussion for the year ended October 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder:

I am very excited about my new role as President and CEO of SchwabFunds®. I believe that my experience at Schwab has prepared me well for this role, as each position has been focused on meeting the needs of our clients. I promise that I will continue on this path and that my goal is to offer you even better service and more relevant choices.

When we discuss SchwabFunds with our clients, for example, we often hear that you want to know that you're getting excellent value. Oftentimes, we find that shareholders are unaware that some of the more popular SchwabFunds offer Select Shares®, a share class that carries lower expenses in exchange for higher investment minimums.

My plan is to build on this legacy of value and continue to offer unique investment solutions to help you meet your financial goals.

I also want to let you know that we plan to continue to provide and expand information on SchwabFunds on schwab.com. Providing this information is one of the many ways we help individual investors choose investments that are appropriate for their financial goals and time horizons.

I look forward to serving you in my new role. I also want to remind you that your trust is very important to us, and I will do all I can to earn and maintain that trust. Thank you for investing in SchwabFunds.

Sincerely,



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser is responsible for the overall management of each of the funds. Prior to joining the firm in October 1997, he worked for more than nine years in asset management.



Larry Mano, a director and a portfolio manager, is responsible for the day-to-day management of the funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Investment Environment and the Funds

The encouraging economic news that was reported toward the end of 2003 continued to improve into 2004. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to pick up some steam. In fact, aside from a "soft patch" in early summer, the economy was clicking on all cylinders.

With the economic recovery more broad-based, investors, who only a year ago feared deflation, started to worry about inflation. Their inflationary concerns were based on surging oil prices, which had hit an all-time high amid fears of supply interruptions. And while commodity prices moderated somewhat later in the report period, previous increases started to show up in broad measures of inflation. Labor costs also were beginning to rise. Nonetheless, the Federal Reserve (the Fed) continued to hold the Fed funds rate near a 45-year low until June 2004.

While third-quarter GDP moved in the right direction, up to an annualized 3.7% from 3.3% in second quarter, higher commodity prices had effectively eroded many consumers' purchasing power. Geopolitical events also had wreaked havoc on oil markets and, after a brief decline in the price of oil following OPEC's decision to boost production, a confluence of supply concerns and robust global demand pushed crude to new highs. In addition to these issues, daily headlines about terrorism and the fierce run for the White House all added up to an uncomfortable sense of uncertainty, keeping many investors on the sidelines.

Despite all these concerns, which escalated toward the end of the report period, the strength of the market early in the period, combined with strong second- and third-quarter valuations and earnings resulted in a positive showing for equities.

The strength of the market early in the period, combined with strong second- and third-quarter valuations and earnings resulted in a positive showing for equities.

More specifically, the S&P 500® Index was up 9.42% for the 12-month report period, while the Russell 2000® Index was up 11.73%. In terms of style, value edged out growth early in the period and gained momentum, significantly outperforming growth at the end of the period.

The Schwab S&P 500 Fund ended the 12-month report period up 9.03%, closely tracking its benchmark, the S&P 500® Index, which was up 9.42%. Interestingly, most of this appreciation occurred during the beginning of the report period. Since then—starting in February 2004—the market traded in a relatively narrow trading range. During the report period, the price of crude oil increased substantially, making energy-related stocks, which were up 44.49%, the top performers in the fund. Exxon Mobil Corp. and ChevronTexaco Corp. were the biggest contributors to returns. On the flip side, the Information Technology sector continued to have problems and was down 0.88%, the only sector to have a net negative return. Hurting returns the most was technology giant Intel Corp., which was down 32.30% for the report period.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 9.42% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 11.73% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 18.84% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- □ 5.53% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.

Performance at a Glance

Total return for the 12 months ended 10/31/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab S&P 500 Fund
Investor Shares **9.03%**
Select® Shares **9.25%**
e.Shares® **9.10%**
Benchmark **9.42%**

Performance Details . . . . . . pages 7-9

Schwab 1000 Fund®
Investor Shares **8.78%**
Select Shares **8.90%**
Benchmark **9.23%**

Performance Details . . . . . pages 11-12

Schwab Small-Cap Index Fund®
Investor Shares **9.98%**
Select Shares **10.16%**
Benchmark **10.38%**

Performance Details . . . . . pages 14-15

Schwab Total Stock Market Index Fund®
Investor Shares **9.93%**
Select Shares **10.16%**
Benchmark **10.00%**

Performance Details . . . . . pages 17-18

Schwab International Index Fund®
Investor Shares **18.40%**
Select Shares **18.56%**
Benchmark **19.32%**

Performance Details . . . . . pages 20-21

The Schwab 1000 Fund was up 8.78% for the report period, tracking its benchmark, the Schwab 1000 Index®, which was up 9.23%. During the report period, the price of crude oil increased substantially, making energy-related stocks, which were up 44.49%, the top performers in the fund. Exxon Mobil Corp. and ChevronTexaco Corp. were the biggest contributors to returns. On the flip side, the Information Technology sector continued to have problems and was down 0.88%, the only sector to have a net negative return. Hurting returns the most was technology giant Intel Corp., which was down 32.30% for the report period.

The Schwab Small-Cap Index Fund was up 9.98% for the period, closely tracking its benchmark, the Schwab Small-Cap Index®. The price of oil impacted performance significantly, and just as its larger-cap cohorts rallied in the Energy sector, so, too, did small-cap. Energy was up 66.00%, with Tesoro Petroleum Corp. and Quicksilver Resources, Inc. having the biggest positive impact. The Telecommunications sector fell approximately 36.22%, with Primus Telecommunications and Dobson Communications Corp. having the most negative impact.

The Schwab Total Stock Market Index Fund was up 9.93% for the 12-month report period, closely tracking its benchmark, the Dow Jones Wilshire 5000 Composite Index℠. The best performing sectors were Energy and Utilities, with Exxon Mobil Corp. and TXU Corp. (Utilities) contributing most to returns. The fund also benefited from its exposure to small-cap stocks, which led the market for most of the report period. The worst performing sectors were Information Technology and Health Care, with Intel Corp. and Merck & Co. negatively impacting returns.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

*All countries in the
International Index Fund,
as well as all sectors,
posted positive returns.*

The Schwab International Index Fund was up 18.40% for the period, slightly trailing its benchmark, the Schwab International Index®. All countries in the fund, as well as all sectors, posted positive returns. The best performing countries were Belgium, Sweden, Italy and Spain. The worst performing country was Japan but it still posted an 8.00% gain. The best sectors were Energy and Utilities. The worst performing sector was Information Technology, which also still was positive for the 12-month period.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab S&P 500 Fund

Investor Shares Performance as of 10/31/04

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- Fund: **Investor Shares**
- Benchmark: **S&P 500® Index**
- Fund Category: **Morningstar Large-Cap Blend**



	1 Year		5 Years		Since Inception	
Total Returns After Tax	■	▇	■	▇	■	▇
Pre-Liquidation (still own shares)	8.82%	5.88%	-2.87%	-2.76%	7.55%	n/a
Post-Liquidation (shares were sold)	6.12%	4.04%	-2.31%	-1.93%	6.75%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- $19,123 **Investor Shares**
- $19,753 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

Select Shares® Performance as of 10/31/04

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	9.02%	5.88%	-2.75%	-2.76%	5.14%	n/a
Post-Liquidation (shares were sold)	6.28%	4.04%	-2.20%	-1.93%	4.58%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $25,000 Investment[2]

This graph shows performance since inception of a hypothetical $25,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $37,405 **Select Shares**
■ $37,900 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

e.Shares® Performance as of 10/31/04



Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's e.Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **e.Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**

	1 Year		5 Years		Since Inception	
Total Returns After Tax	■	▪	■	▪	■	▪
Pre-Liquidation (still own shares)	8.88%	5.88%	-2.83%	-2.76%	7.61%	n/a
Post-Liquidation (shares were sold)	6.18%	4.04%	-2.27%	-1.93%	6.81%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's e.Shares, compared with a similar investment in its benchmark.

■ $19,263 **e.Shares**
■ $19,753 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	502
Weighted Average Market Cap ($ × 1,000,000)	$89,813
Price/Earnings Ratio (P/E)	20.2
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate	3%

Minimum Initial Investment[2]

Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$25,000
e.Shares ($500 for retirement and custodial accounts)	$1,000

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	3.4%
❷ Exxon Mobil Corp.	3.0%
❸ Microsoft Corp.	2.9%
❹ Citigroup, Inc.	2.2%
❺ Wal-Mart Stores, Inc.	2.2%
❻ Pfizer, Inc.	2.1%
❼ Bank of America Corp.	1.7%
❽ Johnson & Johnson	1.7%
❾ American International Group, Inc.	1.5%
❿ International Business Machines Corp.	1.4%
Total	**22.1%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



30.4%	Consumer Non-Durables
21.0%	Finance
19.2%	Technology
7.3%	Energy
7.3%	Materials
6.1%	Utilities
5.2%	Capital Goods
1.8%	Transportation
1.6%	Consumer Durables
0.1%	Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab 1000 Fund®

Investor Shares Performance as of 10/31/04

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Schwab 1000 Index®**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		10 Years	
	■	▫	■	▫	■	▫
Pre-Liquidation (still own shares)	8.60%	5.88%	-2.00%	-2.76%	10.28%	7.61%
Post-Liquidation (shares were sold)	5.93%	4.04%	-1.61%	-1.93%	9.29%	7.34%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $27,627 **Investor Shares**
■ $28,681 **Schwab 1000 Index®**
□ $28,399 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Fund

Select Shares® Performance as of 10/31/04

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **Schwab 1000 Index**®
■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year		5 Years		Since Inception	
	■	▪	■	▪	■	▪
Total Returns After Tax						
Pre-Liquidation (still own shares)	8.70%	5.88%	-1.92%	-2.76%	5.66%	n/a
Post-Liquidation (shares were sold)	6.03%	4.04%	-1.53%	-1.93%	5.02%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $77,310 **Select Shares**
■ $78,514 **Schwab 1000 Index**®
□ $75,799 **S&P 500**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	986
Weighted Average Market Cap ($ x 1,000,000)	$79,733
Price/Earnings Ratio (P/E)	20.6
Price/Book Ratio (P/B)	2.9
Portfolio Turnover Rate	5%
Minimum Initial Investment[2]	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	3.0%
❷ Exxon Mobil Corp.	2.7%
❸ Microsoft Corp.	2.5%
❹ Wal-Mart Stores, Inc.	1.9%
❺ Citigroup, Inc.	1.9%
❻ Pfizer, Inc.	1.8%
❼ Bank of America Corp.	1.5%
❽ Johnson & Johnson	1.4%
❾ American International Group, Inc.	1.3%
❿ International Business Machines Corp.	1.3%
Total	**19.3%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



29.7%	Consumer Non-Durables
22.6%	Finance
18.3%	Technology
7.7%	Materials
6.8%	Energy
6.2%	Utilities
4.9%	Capital Goods
1.8%	Transportation
1.8%	Consumer Durables
0.2%	Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Index Fund®

Investor Shares Performance as of 10/31/04

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Schwab Small-Cap Index®**
■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	1 Year		5 Years		10 Years	
	■	▪	■	▪	■	▪
Pre-Liquidation (still own shares)	9.88%	11.50%	5.55%	10.91%	9.17%	9.79%
Post-Liquidation (shares were sold)	6.61%	8.05%	5.14%	9.94%	8.43%	9.39%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $25,809 **Investor Shares**
■ $28,150 **Schwab Small-Cap Index®**
□ $26,238 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund

Select Shares® Performance as of 10/31/04

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **Schwab Small-Cap Index®**
■ Fund Category: **Morningstar Small-Cap Blend**



	1 Year		5 Years		Since Inception	
Total Returns After Tax	■	▪	■	▪	■	▪
Pre-Liquidation (still own shares)	10.04%	11.50%	5.65%	10.91%	7.07%	n/a
Post-Liquidation (shares were sold)	6.75%	8.05%	5.23%	9.94%	6.51%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $88,980 **Select Shares**
■ $92,989 **Schwab Small-Cap Index®**
□ $87,491 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style

	Value	Blend	Growth
Large			
Medium			
Small			

Market Cap

Statistics

Number of Holdings	974
Weighted Average Market Cap ($ x 1,000,000)	$973
Price/Earnings Ratio (P/E)	35.5
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate	39%
Minimum Initial Investment[2]	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ Wynn Resorts Ltd.	0.7%
❷ UnitedGlobalCom, Inc. Class A	0.4%
❸ United Defense Industries, Inc.	0.3%
❹ Landstar Systems, Inc.	0.3%
❺ Tesoro Petroleum Corp.	0.3%
❻ Cathay General Bancorp., Inc.	0.3%
❼ East-West Bancorp, Inc.	0.3%
❽ New Century Financial Corp.	0.3%
❾ Plains Exploration & Production Co.	0.3%
❿ Scientific Games Corp. Class A	0.3%
Total	**3.5%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

- 22.6% **Materials**
- 21.8% **Finance**
- 17.6% **Consumer Non-Durables**
- 15.6% **Technology**
- 6.3% **Energy**
- 6.1% **Capital Goods**
- 3.8% **Consumer Durables**
- 3.2% **Transportation**
- 2.9% **Utilities**
- 0.1% **Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Total Stock Market Index Fund®

Investor Shares Performance as of 10/31/04

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**[SM]
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	9.78%	5.88%	-1.27%	-2.76%	-0.40%	n/a
Post-Liquidation (shares were sold)	6.63%	4.04%	-1.00%	-1.93%	-0.27%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $9,926 **Investor Shares**
■ $9,970 **Dow Jones Wilshire 5000 Composite Index**[SM]



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund

Select Shares® Performance as of 10/31/04

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**
- ■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**℠
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	9.99%	5.88%	-1.16%	-2.76%	-0.27%	n/a
Post-Liquidation (shares were sold)	6.81%	4.04%	-0.90%	-1.93%	-0.15%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

- ■ $50,050 **Select Shares**
- ■ $49,850 **Dow Jones Wilshire 5000 Composite Index**℠



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	2,965
Weighted Average Market Cap ($ x 1,000,000)	$70,406
Price/Earnings Ratio (P/E)	21.0
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	2%

Minimum Initial Investment[2]

Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	2.6%
❷ Exxon Mobil Corp.	2.3%
❸ Microsoft Corp.	2.2%
❹ Wal-Mart Stores, Inc.	1.7%
❺ Citigroup, Inc.	1.7%
❻ Pfizer, Inc.	1.6%
❼ Bank of America Corp.	1.3%
❽ Johnson & Johnson	1.3%
❾ American International Group, Inc.	1.2%
❿ International Business Machines Corp.	1.1%
Total	**17.0%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



28.4%	Consumer Non-Durables
22.3%	Finance
18.0%	Technology
9.2%	Materials
7.0%	Energy
5.8%	Utilities
4.7%	Capital Goods
2.0%	Transportation
1.9%	Consumer Durables
0.7%	Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab International Index Fund®

Investor Shares Performance as of 10/31/04

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Schwab International Index®**
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		10 Years	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	18.30%	13.82%	-2.67%	-2.72%	4.12%	3.16%
Post-Liquidation (shares were sold)	12.51%	9.24%	-2.11%	-1.89%	3.72%	3.26%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $15,485 **Investor Shares**
■ $16,411 **Schwab International Index®**
□ $14,837 **MSCI-EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Select Shares® Performance as of 10/31/04

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **Schwab International Index®**
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



	1 Year		5 Years		Since Inception: 5/19/97	
Select Shares	18.56%		-2.21%		2.58%	
Schwab International Index	19.32%		-1.71%		2.99%	
Fund Category	16.12%		-1.56%		-0.64%	

Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	▪	■	▪	■	▪
Pre-Liquidation (still own shares)	18.43%	13.82	-2.60%	-2.72	2.21%	n/a
Post-Liquidation (shares were sold)	12.63%	9.24%	-2.04%	-1.89%	2.03%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $60,440 **Select Shares**
■ $62,259 **Schwab International Index®**
□ $61,358 **MSCI-EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Fund Facts as of 10/31/04

Style Assessment[1]

Investment Style



Top Holdings[2]

Security	% of Net Assets
❶ BP PLC	3.3%
❷ HSBC Holdings PLC	2.7%
❸ Vodafone Group PLC	2.7%
❹ GlaxoSmithkline PLC	1.9%
❺ Total SA	1.9%
❻ Novartis AG, Registered	1.8%
❼ Royal Dutch Petroleum Co.	1.7%
❽ Toyota Motor Corp.	1.7%
❾ Nestle SA, Registered	1.5%
❿ Royal Bank of Scotland Group PLC	1.3%
Total	**20.5%**

Statistics

Number of Holdings	335
Weighted Average Market Cap ($ x 1,000,000)	$57,013
Price/Earnings Ratio (P/E)	19.6
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate	1%
Minimum Initial Investment[3]	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

Sector and Country Weightings % of Portfolio

These charts show the fund's sector and country composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

Sector



27.9%	**Finance**
24.8%	**Materials**
15.6%	**Consumer Non-Durables**
10.7%	**Utilities**
7.7%	**Transportation**
4.4%	**Energy**
3.9%	**Capital Goods**
2.6%	**Technology**
2.1%	**Consumer Durables**
0.3%	**Other**

Country



27.8%	**United kingdom**
17.8%	**Japan**
10.6%	**France**
7.8%	**Switzerland**
7.2%	**Germany**
6.2%	**Canada**
5.6%	**Netherlands**
4.1%	**Australia**
3.9%	**Spain**
9.0%	**Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

[3] Please see prospectus for further detail and eligibility requirements.

Fund Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning May 1, 2004 and held through October 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/04	Ending Account Value (Net of Expenses) at 10/31/04	Expenses Paid During Period[2] 5/1/04–10/31/04
Schwab S&P 500 Fund				
Investor Shares				
Actual Return	0.37%	$1,000	$1,028.00	$1.89
Hypothetical 5% Return	0.37%	$1,000	$1,023.28	$1.88
Select Shares®				
Actual Return	0.19%	$1,000	$1,029.10	$0.97
Hypothetical 5% Return	0.19%	$1,000	$1,024.18	$0.97
e.Shares®				
Actual Return	0.28%	$1,000	$1,028.00	$1.43
Hypothetical 5% Return	0.28%	$1,000	$1,023.73	$1.42
Schwab 1000 Fund®				
Investor Shares				
Actual Return	0.50%	$1,000	$1,027.80	$2.55
Hypothetical 5% Return	0.50%	$1,000	$1,022.62	$2.54
Select Shares				
Actual Return	0.35%	$1,000	$1,028.40	$1.78
Hypothetical 5% Return	0.35%	$1,000	$1,023.38	$1.78

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to that share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/04	Ending Account Value (Net of Expenses) at 10/31/04	Expenses Paid During Period[2] 5/1/04–10/31/04
Schwab Small-Cap Index Fund®				
Investor Shares				
Actual Return	0.59%	$1,000	$1,056.80	$3.05
Hypothetical 5% Return	0.59%	$1,000	$1,022.17	$3.00
Select Shares				
Actual Return	0.42%	$1,000	$1,057.80	$2.17
Hypothetical 5% Return	0.42%	$1,000	$1,023.03	$2.14
Schwab Total Stock Market Index Fund®				
Investor Shares				
Actual Return	0.56%	$1,000	$1,033.70	$2.81
Hypothetical 5% Return	0.56%	$1,000	$1,022.37	$2.80
Select Shares				
Actual Return	0.39%	$1,000	$1,035.20	$2.00
Hypothetical 5% Return	0.39%	$1,000	$1,023.18	$1.98
Schwab International Index Fund®				
Investor Shares				
Actual Return	0.69%	$1,000	$1,060.80	$3.57
Hypothetical 5% Return	0.69%	$1,000	$1,021.67	$3.51
Select Shares				
Actual Return	0.50%	$1,000	$1,061.60	$2.59
Hypothetical 5% Return	0.50%	$1,000	$1,022.62	$2.54

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to that share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Schwab S&P 500 Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	16.36	13.79	16.45	22.15	21.17
Income or loss from investment operations:					
Net investment income	0.23	0.20	0.20	0.17	0.17
Net realized and unrealized gains or losses	1.23	2.57	(2.68)	(5.70)	1.06
Total income or loss from investment operations	1.46	2.77	(2.48)	(5.53)	1.23
Less distributions:					
Dividends from net investment income	(0.21)	(0.20)	(0.18)	(0.17)	(0.18)
Distributions from net realized gains	–	–	–	–	(0.07)
Total distributions	(0.21)	(0.20)	(0.18)	(0.17)	(0.25)
Net asset value at end of period	17.61	16.36	13.79	16.45	22.15
Total return (%)	9.03	20.39	(15.32)	(25.11)	5.81
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.37	0.36	0.35	0.35	0.36[1]
Gross operating expenses	0.45	0.46	0.46	0.46	0.52
Net investment income	1.35	1.45	1.21	0.95	0.81
Portfolio turnover rate	3	3	8	4	9
Net assets, end of period ($ x 1,000,000)	3,849	3,510	2,760	3,070	3,617

[1] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

Select Shares	**11/1/03–10/31/04**	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	16.41	13.83	16.50	22.21	21.23
Income or loss from investment operations:					
Net investment income	0.26	0.24	0.22	0.20	0.20
Net realized and unrealized gains or losses	1.24	2.57	(2.69)	(5.71)	1.06
Total income or loss from investment operations	1.50	2.81	(2.47)	(5.51)	1.26
Less distributions:					
Dividends from net investment income	(0.23)	(0.23)	(0.20)	(0.20)	(0.21)
Distributions from net realized gains	–	–	–	–	(0.07)
Total distributions	(0.23)	(0.23)	(0.20)	(0.20)	(0.28)
Net asset value at end of period	17.68	16.41	13.83	16.50	22.21
Total return (%)	9.25	20.62	(15.20)	(24.97)	5.94
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.19	0.19	0.19	0.19	0.20[1]
Gross operating expenses	0.30	0.31	0.31	0.31	0.36
Net investment income	1.53	1.63	1.37	1.11	0.98
Portfolio turnover rate	3	3	8	4	9
Net assets, end of period ($ x 1,000,000)	4,119	3,692	3,029	3,563	4,357

[1] The ratio of net operating expenses would have been 0.19% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

e.Shares	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	16.37	13.79	16.46	22.17	21.21
Income or loss from investment operations:					
Net investment income	0.26	0.23	0.23	0.20	0.20
Net realized and unrealized gains or losses	1.21	2.56	(2.71)	(5.71)	1.04
Total income or loss from investment operations	1.47	2.79	(2.48)	(5.51)	1.24
Less distributions:					
Dividends from net investment income	(0.22)	(0.21)	(0.19)	(0.20)	(0.21)
Distributions from net realized gains	—	—	—	—	(0.07)
Total distributions	(0.22)	(0.21)	(0.19)	(0.20)	(0.28)
Net asset value at end of period	17.62	16.37	13.79	16.46	22.17
Total return (%)	9.10	20.55	(15.32)	(25.02)	5.84
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.28	0.28	0.28	0.28	0.29[1]
Gross operating expenses	0.30	0.31	0.31	0.31	0.36
Net investment income	1.44	1.54	1.28	1.02	0.88
Portfolio turnover rate	3	3	8	4	9
Net assets, end of period ($ x 1,000,000)	249	246	220	304	441

[1] The ratio of net operating expenses would have been 0.28% if certain non-routine expenses (proxy fees) had not been included.

Summary of Portfolio Holdings as of October 31, 2004

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities", please refer to the complete schedule of portfolio holdings.

❶ Top Ten Holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

▮ Issuer is affiliated with the fund's adviser

■ This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.9% Common Stock	7,443,407	8,204,858
0.1% Short-Term Investment	9,415	9,415
0.0% U.S. Treasury Obligations	973	973
100.0% Total Investments	7,453,795	8,215,246
7.8% Collateral Invested for Securities on Loan	641,932	641,932
(7.8)% Other Assets and Liabilities, Net		(639,803)
100.0% Total Net Assets		8,217,375

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.9% of net assets		
Aerospace / Defense 1.9%		
Other Securities	1.9	154,257
Air Transportation 1.3%		
United Parcel Service, Inc., Class B 875,969	0.9	69,359
Other Securities	0.4	33,712
	1.3	103,071
Alcoholic Beverages 0.5%		
Other Securities	0.5	37,410
Apparel 0.5%		
Other Securities	0.5	36,764
Automotive Products / Motor Vehicles 1.1%		
Other Securities	1.1	87,613
Banks 8.0%		
❼ Bank of America Corp. 3,185,172	1.7	142,664
JPMorgan Chase & Co. 2,789,215	1.3	107,664
U.S. Bancorp 1,460,541	0.5	41,786
Wachovia Corp. 1,021,821	0.6	50,284
Wells Fargo & Co. 1,322,357	1.0	78,971
Other Securities	2.9	236,220
	8.0	657,589
Business Machines & Software 9.0%		
• Cisco Systems, Inc. 5,294,483	1.2	101,707
• Dell, Inc. 1,955,032	0.8	68,543
Hewlett-Packard Co. 2,349,878	0.5	43,849
❿ International Business Machines Corp. 1,311,743	1.4	117,729
▲❸ Microsoft Corp. 8,513,790	2.9	238,301
■• Oracle Corp. 4,033,549	0.6	51,065
Other Securities	1.6	122,082
	9.0	743,276

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Business Services 4.5%		
•eBay, Inc. 514,370	0.6	50,208
Tyco International Ltd. 1,573,000	0.6	48,999
•Yahoo! Inc. 1,058,458	0.5	38,306
Other Securities	2.8	228,310
	4.5	365,823
Chemicals 1.5%		
Other Securities	1.5	125,594
Construction 0.5%		
Other Securities	0.5	39,639
Consumer Durables 0.2%		
Other Securities	0.2	18,034
Containers 0.1%		
Other Securities	0.1	11,796
Electronics 5.0%		
∎Intel Corp. 5,023,205	1.4	111,817
Qualcomm, Inc. 1,266,736	0.7	52,962
Other Securities	2.9	248,887
	5.0	413,666
Energy: Raw Materials 1.8%		
Other Securities	1.8	150,220
Food & Agriculture 3.4%		
The Coca-Cola Co. 1,893,069	0.9	76,972
PepsiCo, Inc. 1,326,494	0.8	65,768
Other Securities	1.7	137,711
	3.4	280,451
Gold 0.2%		
Other Securities	0.2	16,425
Healthcare / Drugs & Medicine 12.2%		
Abbott Laboratories 1,222,533	0.6	52,117
∎•Amgen, Inc. 985,789	0.7	55,993
Eli Lilly & Co. 878,527	0.6	48,240
∎⑧Johnson & Johnson 2,324,156	1.7	135,684
Medtronic, Inc. 942,124	0.6	48,152
Merck & Co., Inc. 1,730,042	0.7	54,168

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
⑥Pfizer, Inc. 5,912,611	2.1	171,170
UnitedHealth Group, Inc. 517,316	0.5	37,454
Wyeth 1,034,682	0.5	41,025
Other Securities	4.2	359,941
	12.2	1,003,944
Household Products 2.2%		
▲Procter & Gamble Co. 1,990,726	1.3	101,886
Other Securities	0.9	80,423
	2.2	182,309
Insurance 4.6%		
⑨American International Group, Inc. 2,040,150	1.5	123,858
Other Securities	3.1	253,208
	4.6	377,066
Media 3.5%		
∎•Comcast Corp., Class A 1,742,810	0.6	51,413
•Time Warner, Inc. 3,558,276	0.7	59,210
∎Viacom, Inc., Class B 1,358,469	0.6	49,571
The Walt Disney Co. 1,593,305	0.5	40,183
Other Securities	1.1	83,012
	3.5	283,389
Miscellaneous 0.6%		
3M Co. 607,876	0.6	47,153
Miscellaneous Finance 7.7%		
American Express Co. 990,581	0.6	52,570
∎The Charles Schwab Corp. 1,063,150	0.1	9,728
④Citigroup, Inc. 4,056,339	2.2	179,980
Fannie Mae 753,227	0.6	52,839
Merrill Lynch & Co., Inc. 730,834	0.5	39,421
Morgan Stanley 855,539	0.5	43,709
Other Securities	3.2	254,466
	7.7	632,713

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Non-Durables & Entertainment 1.2%		
Other Securities	**1.2**	**96,787**
Non-Ferrous Metals 0.4%		
Other Securities	**0.4**	**35,915**
Oil: Domestic 1.2%		
ConocoPhillips 535,948	0.5	45,186
Other Securities	0.7	53,440
	1.2	**98,626**
Oil: International 4.1%		
ChevronTexaco Corp. 1,663,314	1.1	88,255
❷ Exxon Mobil Corp. 5,094,097	3.0	250,732
	4.1	**338,987**
Optical & Photo 0.2%		
Other Securities	**0.2**	**19,067**
Paper & Forest Products 0.8%		
Other Securities	**0.8**	**67,738**
Producer Goods & Manufacturing 5.4%		
■▲❶ General Electric Co. 8,267,470	3.4	282,086
Other Securities	2.0	159,500
	5.4	**441,586**
Railroad & Shipping 0.5%		
Other Securities	**0.5**	**41,153**
Real Property 0.5%		
Other Securities	**0.5**	**39,573**
Retail 6.7%		
■ Home Depot, Inc. 1,719,111	0.9	70,621
▲❺ Wal-Mart Stores, Inc. 3,322,091	2.2	179,127
Other Securities	3.6	300,572
	6.7	**550,320**
Steel 0.1%		
Other Securities	**0.1**	**10,943**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Telephone 3.4%		
BellSouth Corp. 1,425,708	0.5	38,024
SBC Communications, Inc. 2,594,733	0.8	65,543
■ Verizon Communications, Inc. 2,167,822	1.0	84,762
Other Securities	1.1	86,995
	3.4	**275,324**
Tobacco 1.1%		
Altria Group, Inc. 1,606,665	0.9	77,859
Other Securities	0.2	13,173
	1.1	**91,032**
Travel & Recreation 0.7%		
Other Securities	**0.7**	**56,548**
Trucking & Freight 0.1%		
Other Securities	**0.1**	**11,899**
Utilities: Electric & Gas 3.2%		
Other Securities	**3.2**	**261,158**

Short-Term Investment
0.1% of net assets

Provident Institutional TempFund 9,414,995	**0.1**	**9,415**

Security
Rate, Maturity Date
Face Amount ($ x 1,000)

U.S. Treasury Obligations
0.0% of net assets

▲ U.S. Treasury Bills, 1.54%-1.66%, 12/16/04 975	**0.0**	**973**

End of investments.

 See financial notes.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 7.8% of net assets		
Commercial Paper & Other Corporate Obligations 3.3%		
Canadian Imperial Bank of Commerce/New York		
1.92%, 11/29/04	23,101	23,097
1.72%, 05/25/05	21,894	21,890
Crown Point Capital		
1.80%, 11/05/04	8,536	8,523
Foreningssparbanken AB		
1.83%, 11/15/04	63,439	63,430
Fortis Bank NY		
1.78%, 06/06/05	9,163	9,162
2.06%, 06/08/05	6,590	6,589
Societe Generale NY		
1.95%, 11/01/04	60,728	60,715
1.83%, 11/15/04	21,790	21,782
Westdeutsche Landesbank AG		
1.50%, 01/10/05	54,770	54,756
		269,944

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 4.5%		
Citibank, Time Deposit		
1.76%, 11/01/04	15,069	15,069
Security and Number of Shares		
Institutional Money Market Trust 356,919,456		356,919
		371,988

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index, Long expires 12/17/04	10	2,826	**68**

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $620,138 of securities on loan)	$8,215,246
Collateral invested for securities on loan	641,932
Receivables:	
Fund shares sold	8,988
Interest	10
Dividends	10,572
Due from brokers for futures	16
Income from securities on loan	50
Prepaid expenses	+ 89
Total assets	**8,876,903**

Liabilities

Collateral invested for securities on loan	641,932
Payables:	
Fund shares redeemed	13,877
Interest expense	1
Investments bought	3,181
Investment adviser and administrator fees	85
Transfer agent and shareholder service fees	68
Trustees' fees	4
Accrued expenses	+ 380
Total liabilities	**659,528**

Net Assets

Total assets	8,876,903
Total liabilities	– 659,528
Net assets	**$8,217,375**

Net Assets by Source

Capital received from investors	8,026,861
Net investment income not yet distributed	94,491
Net realized capital losses	(665,496)
Net unrealized capital gains	761,519

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$3,849,213		218,576		$17.61
Select Shares	$4,118,961		232,983		$17.68
e.Shares	$249,201		14,142		$17.62

Unless stated, all numbers x 1,000.

The fund paid $7,453,795 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$486,090
Sales/maturities	$277,754

The fund's total security transactions with other SchwabFunds® during the period were $5,033.

These derive from investments and futures.

Federal Tax Data

Portfolio Cost	$7,540,237
Net unrealized gains and losses:	
Gains	$1,985,732
Losses	+ (1,310,723)
	$675,009
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$94,491
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2008	$26,504
2009	50,224
2010	400,268
2011	72,381
2012	+ 29,609
	$578,986

 See financial notes.

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$136,896
Interest	78
Securities on loan	+ 1,155
Total investment income	**138,129**

Net Realized Gains and Losses

Net realized losses on investments	(34,701)
Net realized gains on futures contracts	+ 817
Net realized losses	**(33,884)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	600,786
Net unrealized losses on futures contracts	+ (316)
Net unrealized gains	**600,470**

Expenses

Investment adviser and administrator fees	13,834
Transfer agent and shareholder service fees:	
Investor Shares	9,494
Select Shares	3,998
e.Shares	254
Trustees' fees	60
Custodian fees	226
Portfolio accounting fees	1,116
Professional fees	69
Registration fees	168
Shareholder reports	456
Interest expense	9
Other expenses	+ 148
Total expenses	29,832
Expense reduction	− 7,465
Net expenses	**22,367**

Increase in Net Assets from Operations

Total investment income	138,129
Net expenses	− 22,367
Net investment income	**115,762**
Net realized losses	(33,884)
Net unrealized gains	+ 600,470
Increase in net assets from operations	**$682,348**

Calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, 0.05%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $1,591 from the investment adviser (CSIM) and $5,874 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.37
Select Shares	0.19
e.Shares	0.28

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $566,586.

See financial notes. 33

Statements of

Changes in net assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$115,762	$99,392
Net realized losses	(33,884)	(59,341)
Net unrealized gains	+ 600,470	1,201,943
Increase in net assets from operations	**682,348**	**1,241,994**

Distributions Paid

Dividends from net investment income		
Investor Shares	46,375	40,628
Select Shares	52,459	49,532
e.Shares	+ 3,356	3,378
Total dividends from net investment income	**$102,190**	**$93,538**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	43,461	$748,116	50,095	$730,445
Select Shares	48,984	845,969	51,800	753,457
e.Shares	+ 3,507	60,506	4,668	67,061
Total shares sold	**95,952**	**$1,654,591**	**106,563**	**$1,550,963**
Shares Reinvested				
Investor Shares	2,680	$44,333	2,857	$39,062
Select Shares	2,844	47,146	3,300	45,211
e.Shares	+ 182	3,018	224	3,062
Total shares reinvested	**5,706**	**$94,497**	**6,381**	**$87,335**
Shares Redeemed				
Investor Shares	(42,120)	($725,021)	(38,573)	($558,964)
Select Shares	(43,789)	(755,806)	(49,150)	(705,422)
e.Shares	+ (4,554)	(78,428)	(5,869)	(84,347)
Total shares redeemed	**(90,463)**	**($1,559,255)**	**(93,592)**	**($1,348,733)**
Net transactions in fund shares	**11,195**	**$189,833**	**19,352**	**$289,565**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	454,506	$7,447,384	435,154	$6,009,363
Total increase	+ 11,195	769,991	19,352	1,438,021
End of period	**465,701**	**$8,217,375**	**454,506**	**$7,447,384**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $102,190 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$102,190	$93,538
Long-term capital gains	$–	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

	Current period	Prior period
Investor Shares	$238	$236
Select Shares	238	302
e.Shares	+ 10	+ 22
Total	**$486**	**$560**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $94,491 and $80,919 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios	
All Equity Portfolio	2.4%
Growth Portfolio	1.7%
Balanced Portfolio	1.1%
Conservative Portfolio	0.5%

 See financial notes.

Schwab 1000 Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	30.25	25.25	29.57	39.95	37.12
Income or loss from investment operations:					
Net investment income	0.37	0.33	0.31	0.26	0.26
Net realized and unrealized gains or losses	2.26	4.99	(4.36)	(10.40)	2.83
Total income or loss from investment operations	2.63	5.32	(4.05)	(10.14)	3.09
Less distributions:					
Dividends from net investment income	(0.34)	(0.32)	(0.27)	(0.24)	(0.26)
Net asset value at end of period	32.54	30.25	25.25	29.57	39.95
Total return (%)	8.78	21.34	(13.87)	(25.50)	8.34
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.50	0.49	0.46	0.46	0.47[1]
Gross operating expenses	0.50	0.51	0.52	0.51	0.51
Net investment income	1.15	1.27	1.04	0.78	0.63
Portfolio turnover rate	5	5	9	8	9
Net assets, end of period ($ x 1,000,000)	4,258	3,974	3,223	3,852	5,083

[1] The ratio of net operating expenses would have been 0.46% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.   35

Select Shares	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	30.27	25.26	29.58	39.98	37.16
Income or loss from investment operations:					
Net investment income	0.42	0.37	0.35	0.31	0.29
Net realized and unrealized gains or losses	2.25	4.99	(4.36)	(10.41)	2.84
Total income or loss from investment operations	2.67	5.36	(4.01)	(10.10)	3.13
Less distributions:					
Dividends from net investment income	(0.38)	(0.35)	(0.31)	(0.30)	(0.31)
Net asset value at end of period	32.56	30.27	25.26	29.58	39.98
Total return (%)	8.90	21.52	(13.77)	(25.40)	8.46
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.35	0.35	0.35	0.35	0.36[1]
Gross operating expenses	0.35	0.36	0.37	0.36	0.36
Net investment income	1.30	1.41	1.15	0.89	0.74
Portfolio turnover rate	5	5	9	8	9
Net assets, end of period ($ x 1,000,000)	2,138	1,996	1,588	1,911	2,159

[1] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

Summary of Portfolio Holdings as of October 31, 2004

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top Ten Holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❙ Issuer is affiliated with the fund's adviser

■ This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.7% Common Stock	3,915,127	6,375,544
0.2% Short-Term Investment	13,754	13,754
0.0% Preferred Stock	376	382
0.0% U.S. Treasury Obligation	299	299
0.0% Warrants	—	9
99.9% Total Investments	3,929,556	6,389,988
10.3% Collateral Invested for Securities on Loan	659,658	659,658
(10.2)% Other Assets and Liabilities, Net		(654,395)
100.0% Total Net Assets		6,395,251

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.7% of net assets		
Aerospace / Defense 1.7%		
Other Securities	1.7	107,928
Air Transportation 1.1%		
United Parcel Service, Inc., Class B 598,100	0.8	47,358
Other Securities	0.3	24,752
	1.1	72,110
Alcoholic Beverages 0.4%		
Other Securities	0.4	27,707
Apparel 0.4%		
Other Securities	0.4	26,306
Automotive Products / Motor Vehicles 1.1%		
Other Securities	1.1	69,892
Banks 7.9%		
❼ Bank of America Corp. 2,158,336	1.5	96,672
JPMorgan Chase & Co. 1,886,776	1.2	72,830
U.S. Bancorp 993,453	0.5	28,423
■ Wachovia Corp. 692,320	0.5	34,069
Wells Fargo & Co. 895,032	0.8	53,451
Other Securities	3.4	221,051
	7.9	506,496
Business Machines & Software 8.4%		
• Cisco Systems, Inc. 3,607,000	1.1	69,290
• Dell, Inc. 1,336,000	0.7	46,840
Hewlett-Packard Co. 1,629,340	0.5	30,403
❿ International Business Machines Corp. 912,900	1.3	81,933
▲❸ Microsoft Corp. 5,769,100	2.5	161,477
• Oracle Corp. 2,770,014	0.6	35,068
Other Securities	1.7	112,116
	8.4	537,127

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Business Services 4.6%		
• eBay, Inc. 349,500	0.5	34,115
• Yahoo! Inc. 721,912	0.4	26,126
Other Securities	3.7	232,239
	4.6	292,480
Chemicals 1.5%		
Other Securities	1.5	96,447
Construction 0.8%		
Other Securities	0.8	48,773
Consumer Durables 0.3%		
Other Securities	0.3	19,079
Containers 0.2%		
Other Securities	0.2	12,027
Electronics 5.0%		
■ Intel Corp. 3,413,800	1.2	75,991
Qualcomm, Inc. 862,200	0.6	36,049
Other Securities	3.2	211,199
	5.0	323,239
Energy: Raw Materials 1.7%		
Other Securities	1.7	106,631
Food & Agriculture 3.4%		
The Coca-Cola Co. 1,299,300	0.8	52,830
PepsiCo, Inc. 898,860	0.7	44,565
Other Securities	1.9	119,281
	3.4	216,676
Gold 0.2%		
Other Securities	0.2	10,228
Healthcare / Drugs & Medicine 11.8%		
Abbott Laboratories 827,500	0.6	35,276
■• Amgen, Inc. 670,140	0.6	38,064
Eli Lilly & Co. 601,568	0.5	33,032
❽ Johnson & Johnson 1,574,920	1.4	91,944
Medtronic, Inc. 641,000	0.5	32,762
Merck & Co., Inc. 1,176,008	0.6	36,821
❻ Pfizer, Inc. 4,009,712	1.8	116,081

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
UnitedHealth Group, Inc. 355,181	0.4	25,715
Wyeth 712,200	0.5	28,239
Other Securities	4.9	314,623
	11.8	752,557
Household Products 2.0%		
▲ Procter & Gamble Co. 1,364,000	1.1	69,810
Other Securities	0.9	58,843
	2.0	128,653
Insurance 4.5%		
❾ American International Group, Inc. 1,382,471	1.3	83,930
Other Securities	3.2	201,136
	4.5	285,066
Media 4.0%		
• Comcast Corp., Class A 1,192,880	0.6	35,190
• Time Warner, Inc. 2,338,630	0.6	38,915
■ Viacom, Inc., Class B 927,579	0.5	33,847
■ The Walt Disney Co. 1,097,021	0.4	27,667
Other Securities	1.9	121,163
	4.0	256,782
Miscellaneous 0.5%		
■ 3M Co. 416,900	**0.5**	**32,339**
Miscellaneous Finance 8.3%		
■ American Express Co. 672,700	0.6	35,700
• Berkshire Hathaway, Inc., Class A 617	0.8	51,982
■ The Charles Schwab Corp. 730,497	0.1	6,684
❺ Citigroup, Inc. 2,744,001	1.9	121,751
■ Fannie Mae 517,800	0.6	36,324
Merrill Lynch & Co., Inc. 497,400	0.4	26,830
Morgan Stanley 586,010	0.5	29,939
Other Securities	3.4	220,208
	8.3	529,418

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Non-Durables & Entertainment 1.3%		
Other Securities	1.3	80,258
Non-Ferrous Metals 0.4%		
Other Securities	0.4	24,519
Oil: Domestic 1.4%		
ConocoPhillips 364,678	0.5	30,746
Other Securities	0.9	59,788
	1.4	90,534
Oil: International 3.6%		
ChevronTexaco Corp. 1,135,092	0.9	60,228
❷ Exxon Mobil Corp. 3,473,230	2.7	170,952
	3.6	231,180
Optical & Photo 0.2%		
Other Securities	0.2	14,253
Paper & Forest Products 0.8%		
Other Securities	0.8	51,877
Producer Goods & Manufacturing 5.0%		
■▲❶ General Electric Co. 5,602,200	3.0	191,147
Other Securities	2.0	130,694
	5.0	321,841
Railroad & Shipping 0.4%		
Other Securities	0.4	28,373
Real Property 1.7%		
Other Securities	1.7	108,603
Retail 6.6%		
Home Depot, Inc. 1,179,397	0.8	48,450
▲❹ Wal-Mart Stores, Inc. 2,267,900	1.9	122,285
Other Securities	3.9	251,037
	6.6	421,772
Steel 0.1%		
Other Securities	0.1	6,524
Telephone 3.3%		
BellSouth Corp. 979,400	0.4	26,121
SBC Communications, Inc. 1,750,128	0.7	44,208

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Verizon Communications, Inc. 1,464,693	0.9	57,270
Other Securities	1.3	85,115
	3.3	212,714
Tobacco 1.0%		
■ Altria Group, Inc. 1,093,500	0.8	52,991
Other Securities	0.2	9,078
	1.0	62,069
Travel & Recreation 0.5%		
Other Securities	0.5	32,593
Trucking & Freight 0.3%		
Other Securities	0.3	19,789
Utilities: Electric & Gas 3.3%		
Other Securities	3.3	210,684
Preferred Stock 0.0% of net assets		
Real Property 0.0%		
Other Securities	0.0	382
Warrants 0.0% of net assets		
Other Securities	0.0	9
Short-Term Investment 0.2% of net assets		
Provident Institutional TempFund 13,754,005	0.2	13,754

Security
   Rate, Maturity Date
   Face Amount ($ x 1,000)

U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill, 1.63%, 12/16/04 300	0.0	299

End of investments.

Summary of Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 10.3% of net assets		
Commercial Paper & Other Corporate Obligations 4.0%		
Canadian Imperial Bank of Commerce/New York		
1.92%, 11/29/04	36,821	36,815
1.72%, 05/25/05	35,997	35,989
Crown Point Capital		
1.80%, 11/05/04	19,819	19,788
Foreningssparbanken AB		
1.83%, 11/15/04	58,583	58,574
Fortis Bank NY		
1.78%, 06/06/05	21,855	21,853
2.06%, 06/08/05	8,015	8,014
Societe Generale NY		
1.95%, 11/01/04	35,907	35,900
1.83%, 11/15/04	9,413	9,409
Westdeutsche Landesbank AG		
1.50%, 01/10/05	27,833	27,826
		254,168

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 6.3%		
Citibank, Time Deposit		
1.76%, 11/01/04	16,254	16,254

Security and Number of Shares		
Institutional Money Market Trust 389,235,872		389,236
		405,490

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index, Long expires 12/17/04	30	8,477	**87**

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value (including $637,824 of securities on loan)	$6,389,988
Collateral invested for securities on loan	659,658
Receivables:	
Fund shares sold	2,095
Interest	3
Dividends	7,575
Investments sold	110
Due from brokers for futures	15
Income from securities on loan	46
Prepaid expenses	+ 71
Total assets	**7,059,561**

The fund paid $3,929,556 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$303,687
Sales/maturities	$335,286

The fund's total security transactions with other SchwabFunds® during the period were $88,439.

Liabilities

Collateral invested for securities on loan	659,658
Payables:	
Fund shares redeemed	4,151
Interest expense	3
Investment adviser and administrator fees	119
Transfer agent and shareholder service fees	105
Trustees' fees	3
Accrued expenses	+ 271
Total liabilities	**664,310**

These derive from investments and futures.

Net Assets

Total assets	7,059,561
Total liabilities	− 664,310
Net assets	**$6,395,251**

Net Assets by Source

Capital received from investors	4,432,434
Net investment income not yet distributed	61,505
Net realized capital losses	(559,207)
Net unrealized capital gains	2,460,519

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷ Shares Outstanding	= NAV
Investor Shares	$4,257,718	130,855	$32.54
Select Shares	$2,137,533	65,647	$32.56

Federal Tax Data

Portfolio cost	$3,949,178
Net unrealized gains and losses:	
Gains	$2,869,565
Losses	+ (428,755)
	$2,440,810

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$61,505
Long-term capital gains	$−

Unused capital losses:

Expires 10/31 of:	Loss amount
2005	$2,606
2006	650
2007	11,853
2009	97,811
2010	250,410
2011	164,037
2012	+ 12,131
	$539,498

Reclassifications:

Net investment income not yet distributed	$212
Net realized capital losses	$632
Reclassified as:	
Capital received from investors	($844)

See financial notes. 41

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Investment Income

Dividends		$103,511
Interest		41
Securities on loan	+	1,292
Total investment income		**104,844**

Net Realized Gains and Losses

Net realized losses on investments		(10,857)
Net realized gains on futures contracts	+	56
Net realized losses		**(10,801)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		458,496
Net unrealized losses on futures contracts	+	(19)
Net unrealized gains		**458,477**

Expenses

Investment adviser and administrator fees		14,342
Transfer agent and shareholder service fees:		
Investor Shares		10,556
Select Shares		2,115
Trustees' fees		43
Custodian fees		178
Portfolio accounting fees		870
Professional fees		66
Registration fees		132
Shareholder reports		452
Interest expense		6
Other expenses	+	59
Total expenses		28,819
Expense reduction	−	7
Net expenses		**28,812**

Increase in Net Assets from Operations

Total investment income		104,844
Net expenses	−	28,812
Net investment income		**76,032**
Net realized losses		(10,801)
Net unrealized gains	+	458,477
Increase in net assets from operations		**$523,708**

Unless stated, all numbers x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	**% of Average Daily Net Assets**
Investor Shares	0.51
Select Shares	0.36

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $447,676.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$76,032	$68,476
Net realized losses	(10,801)	(168,829)
Net unrealized gains	+ 458,477	1,141,148
Increase in net assets from operations	**523,708**	**1,040,795**

Distributions Paid

Dividends from net investment income

	11/1/03–10/31/04	11/1/02–10/31/03
Investor Shares	45,314	40,944
Select Shares	+ 25,058	22,368
Total dividends from net investment income	**$70,372**	**$63,312**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	19,479	$619,405	23,357	$623,574
Select Shares	+ 9,808	311,874	14,563	384,508
Total shares sold	**29,287**	**$931,279**	**37,920**	**$1,008,082**
Shares Reinvested				
Investor Shares	1,365	$41,809	1,516	$38,050
Select Shares	+ 698	21,363	766	19,200
Total shares reinvested	**2,063**	**$63,172**	**2,282**	**$57,250**
Shares Redeemed				
Investor Shares	(21,346)	($679,008)	(21,127)	($560,404)
Select Shares	+ (10,792)	(343,161)	(12,277)	(323,765)
Total shares redeemed	**(32,138)**	**($1,022,169)**	**(33,404)**	**($884,169)**
Net transactions in fund shares	**(788)**	**($27,718)**	**6,798**	**$181,163**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	197,290	$5,969,633	190,492	$4,810,987
Total increase or decrease	+ (788)	425,618	6,798	1,158,646
End of period	**196,502**	**$6,395,251**	**197,290**	**$5,969,633**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $70,372 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$70,372	$63,312
Long-term capital gains	$–	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:	
Investor Shares	$218
Select Shares	+ 83
Total	**$301**
Prior period:	
Investor Shares	$222
Select Shares	+ 163
Total	**$385**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $61,505 and $55,633 at the end of the current period and prior period, respectively.

See financial notes.

Schwab Small-Cap Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	18.22	13.27	15.98	21.06	17.41
Income or loss from investment operations:					
Net investment income	0.13	0.11	0.13	0.07	0.07
Net realized and unrealized gains or losses	1.68	4.98	(2.17)	(2.76)	3.62
Total income or loss from investment operations	1.81	5.09	(2.04)	(2.69)	3.69
Less distributions:					
Dividends from net investment income	(0.11)	(0.14)	(0.09)	(0.08)	(0.04)
Distributions from net realized gains	–	–	(0.58)	(2.31)	–
Total distributions	(0.11)	(0.14)	(0.67)	(2.39)	(0.04)
Net asset value at end of period	19.92	18.22	13.27	15.98	21.06
Total return (%)	9.98	38.72	(13.66)	(13.66)	21.22
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.59	0.56	0.49	0.49	0.50[1]
Gross operating expenses	0.59	0.60	0.60	0.61	0.66
Net investment income	0.66	0.74	0.77	0.49	0.44
Portfolio turnover rate	39	34	44	49	54
Net assets, end of period ($ x 1,000,000)	869	886	722	804	803

[1] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

Select Shares	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	18.25	13.28	16.00	21.09	17.44
Income or loss from investment operations:					
Net investment income	0.17	0.14	0.14	0.11	0.11
Net realized and unrealized gains or losses	1.68	4.99	(2.18)	(2.78)	3.61
Total income or loss from investment operations	1.85	5.13	(2.04)	(2.67)	3.72
Less distributions:					
Dividends from net investment income	(0.14)	(0.16)	(0.10)	(0.11)	(0.07)
Distributions from net realized gains	—	—	(0.58)	(2.31)	—
Total distributions	(0.14)	(0.16)	(0.68)	(2.42)	(0.07)
Net asset value at end of period	19.96	18.25	13.28	16.00	21.09
Total return (%)	10.16	39.02	(13.62)	(13.56)	21.37
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.42	0.41	0.38	0.38	0.39[1]
Gross operating expenses	0.44	0.45	0.45	0.46	0.51
Net investment income	0.82	0.89	0.88	0.60	0.55
Portfolio turnover rate	39	34	44	49	54
Net assets, end of period ($ x 1,000,000)	761	759	638	727	757

[1] The ratio of net operating expenses would have been 0.38% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Summary of Portfolio Holdings as of October 31, 2004

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities", please refer to the complete schedule of portfolio holdings.

❶   Top Ten Holding

•   Non-income producing security

▲   All or a portion of this security is held as collateral for open futures contracts

■   This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
100.0% Common Stock	1,387,803	1,628,595
0.0% Short-Term Investment	787	787
0.0% U.S. Treasury Obligations	120	120
100.0% Total Investments	1,388,710	1,629,502
8.6% Collateral Invested for Securities on Loan	140,272	140,272
(8.6)% Other Assets and Liabilities, Net		(140,048)
100.0% Total Net Assets		1,629,726

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 100.0% of net assets		
Aerospace / Defense 1.0%		
Other Securities	**1.0**	**16,871**
Air Transportation 1.1%		
Other Securities	**1.1**	**17,661**
Alcoholic Beverages 0.1%		
Other Securities	**0.1**	**1,994**
Apparel 1.6%		
• Aeropostale, Inc. 120,950	0.2	3,816
• Quiksilver, Inc. 130,000	0.2	3,543
Other Securities	1.2	18,357
	1.6	25,716
Automotive Products / Motor Vehicles 1.6%		
▲•❸ United Defense Industries, Inc. 118,600	0.3	4,761
Other Securities	1.3	20,616
	1.6	25,377
Banks 7.0%		
▲ Southwest Bancorp of Texas, Inc. 156,200	0.2	3,661
Texas Regional Bancshares, Inc., Class A 106,628	0.2	3,405
Other Securities	6.6	106,334
	7.0	113,400
Business Machines & Software 2.2%		
Other Securities	**2.2**	**35,871**
Business Services 14.5%		
• Ask Jeeves, Inc. 127,500	0.2	3,287
▲• CACI International, Inc., Class A 65,700	0.2	4,006
■▲• Cerner Corp. 77,700	0.2	3,508
• Hewitt Associates, Inc., Class A 118,380	0.2	3,318
• Infospace, Inc. 71,390	0.2	3,748
▲• R.H. Donnelley Corp. 67,700	0.2	3,673
• Waste Connections, Inc. 106,950	0.2	3,371

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
■•❶ Wynn Resorts Ltd. 183,440	0.7	10,667
Other Securities	12.4	199,888
	14.5	**235,466**
Chemicals 2.2%		
Georgia Gulf Corp. 71,100	0.2	3,219
Other Securities	2.0	32,243
	2.2	**35,462**
Construction 2.0%		
■▲ Beazer Homes USA, Inc. 30,369	0.2	3,334
▲ Simpson Manufacturing Co., Inc. 52,700	0.2	3,388
Other Securities	1.6	26,459
	2.0	**33,181**
Consumer Durables 1.1%		
■ Toro Co. 54,500	0.2	3,720
Other Securities	0.9	14,699
	1.1	**18,419**
Containers 0.3%		
Other Securities	**0.3**	**4,066**
Electronics 7.8%		
■• Macromedia, Inc. 150,600	0.2	4,087
Other Securities	7.6	122,210
	7.8	**126,297**
Energy: Raw Materials 3.4%		
• Cimarex Energy Co. 93,900	0.2	3,369
• Southwestern Energy Co. 81,820	0.2	3,759
Unit Corp. 99,500	0.2	3,690
Other Securities	2.8	44,840
	3.4	**55,658**
Food & Agriculture 1.2%		
Other Securities	**1.2**	**19,796**
Gold 0.0%		
Other Securities	**0.0**	**767**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Healthcare / Drugs & Medicine 11.0%		
• AMERIGROUP Corp. 55,600	0.2	3,336
Mentor Corp. 95,600	0.2	3,327
■▲• MGI Pharma, Inc. 153,200	0.3	4,086
Mine Safety Appliances Co. 88,000	0.2	3,319
▲• Resmed, Inc. 76,200	0.2	3,581
Other Securities	9.9	161,548
	11.0	**179,197**
Household Products 0.1%		
Other Securities	**0.1**	**2,376**
Insurance 3.1%		
Commerce Group, Inc. 74,100	0.2	3,750
Other Securities	2.9	47,458
	3.1	**51,208**
Media 2.1%		
Other Securities	**2.1**	**34,959**
Miscellaneous 0.3%		
Other Securities	**0.3**	**4,935**
Miscellaneous Finance 5.3%		
▲❻ Cathay General Bancorp., Inc. 112,400	0.3	4,429
▲ Downey Financial Corp. 60,440	0.2	3,340
❼ East-West Bancorp, Inc. 109,700	0.3	4,392
▲• La Quinta Corp. 396,700	0.2	3,193
■•❷ UnitedGlobalCom, Inc., Class A 858,200	0.4	6,419
Other Securities	3.9	64,240
	5.3	**86,013**
Non-Durables & Entertainment 2.7%		
• Penn National Gaming, Inc. 90,240	0.2	3,748
Other Securities	2.5	40,296
	2.7	**44,044**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Non-Ferrous Metals 0.9%		
Other Securities	**0.9**	**13,821**
Oil: Domestic 2.8%		
•❾ Plains Exploration & Production Co. 167,478	0.3	4,187
■ Quicksilver Resources, Inc. 107,600	0.2	3,403
•❺ Tesoro Petroleum Corp. 148,100	0.3	4,485
Other Securities	2.0	33,720
	2.8	**45,795**
Optical & Photo 0.1%		
Other Securities	**0.1**	**1,616**
Paper & Forest Products 0.8%		
Other Securities	**0.8**	**13,355**
Producer Goods & Manufacturing 6.0%		
▲ Aptargroup, Inc. 79,100	0.2	3,711
▲ Hughes Supply, Inc. 133,800	0.2	3,801
▲ IDEX Corp. 108,300	0.2	3,996
▲ Kennametal, Inc. 79,300	0.2	3,690
MSC Industrial Direct Co., Class A 94,000	0.2	3,209
Other Securities	5.0	79,234
	6.0	**97,641**
Railroad & Shipping 0.4%		
Other Securities	**0.4**	**6,587**
Real Property 6.3%		
▲ Brandywine Realty Trust 119,300	0.2	3,510
❽ New Century Financial Corp. 77,200	0.3	4,258
Other Securities	5.8	94,749
	6.3	**102,517**
Retail 3.4%		
▲• United Stationers, Inc. 73,100	0.2	3,253
▲• Zale Corp. 112,500	0.2	3,209
Other Securities	3.0	49,285
	3.4	**55,747**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Steel 1.1%		
Allegheny Technologies, Inc. 208,000	0.2	3,497
Steel Dynamics, Inc. 111,900	0.2	3,715
Other Securities	0.7	10,181
	1.1	**17,393**
Telephone 1.2%		
Other Securities	**1.2**	**19,350**
Tobacco 0.3%		
Other Securities	**0.3**	**4,963**
Travel & Recreation 1.6%		
•❿ Scientific Games Corp., Class A 194,200	0.3	4,113
Other Securities	1.3	21,611
	1.6	**25,724**
Trucking & Freight 1.1%		
•❹ Landstar Systems, Inc. 67,300	0.3	4,573
Other Securities	0.8	13,866
	1.1	**18,439**
Utilities: Electric & Gas 2.3%		
PNM Resources, Inc. 136,250	0.2	3,172
Other Securities	2.1	33,741
	2.3	**36,913**

Security Rate, Maturity Date Face Amount ($ x 1,000)		
Short-Term Investment 0.0% of net assets		
HSBC Bank, USA Grand Cayman Time Deposit 1.29%, 11/01/04 787	**0.0**	**787**

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets	Value ($ x 1,000)
U.S. Treasury Obligations 0.0% of net assets		
▲ U.S. Treasury Bills, 1.59%-1.65%, 12/16/04 120	**0.0**	**120**

End of investments.

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 8.6% of net assets	
Short-Term Investment 8.6%	
Securities Lending Investment Fund 140,271,911	**140,272**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
Russell 2000 Index, Long expires 12/17/04	4	1,169	**35**

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $133,167 of securities on loan)	$1,629,502
Collateral invested for securities on loan	140,272
Receivables:	
Fund shares sold	441
Dividends	914
Investments sold	253
Income from securities on loan	52
Prepaid expenses	+ 26
Total assets	**1,771,460**

Liabilities

Collateral invested for securities on loan	140,272
Payables:	
Fund shares redeemed	1,244
Interest expense	3
Due to brokers for futures	1
Investment adviser and administrator fees	40
Transfer agent and shareholder service fees	22
Trustees' fees	1
Accrued expenses	+ 151
Total liabilities	**141,734**

Net Assets

Total assets	1,771,460
Total liabilities	− 141,734
Net assets	**$1,629,726**

Net Assets by Source

Capital received from investors	1,451,903
Net investment income not yet distributed	9,047
Net realized capital losses	(72,051)
Net unrealized capital gains	240,827

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$868,933		43,629		$19.92
Select Shares	$760,793		38,121		$19.96

Unless stated, all numbers x 1,000.

The fund paid $1,388,710 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$656,852
Sales/maturities	$818,350

The fund's total security transactions with other SchwabFunds® during the period were $86,623.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$1,391,370
Net unrealized gains and losses:	
Gains	$443,325
Losses	+ (205,193)
	$238,132
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$9,047
Long-term capital gains	$—
Capital losses utilized	$214,814
Unused capital losses:	
Expires 10/31 of:	Loss amount
2011	**$69,356**
Reclassifications:	
Net investment income not yet distributed	$30
Reclassified as:	
Net realized capital losses	($30)

 See financial notes.

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Investment Income

Dividends		$20,182
Interest		18
Securities on loan	+	693
Total investment income		**20,893**

Net Realized Gains and Losses

Net realized gains on investments		215,204
Net realized gains on futures contracts	+	406
Net realized gains		**215,610**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(67,232)
Net unrealized losses on futures contracts	+	(18)
Net unrealized losses		**(67,250)**

Expenses

Investment adviser and administrator fees		4,956
Transfer agent and shareholder service fees:		
Investor Shares		2,247
Select Shares		782
Trustees' fees		16
Custodian fees		167
Portfolio accounting fees		242
Professional fees		45
Registration fees		61
Shareholder reports		166
Interest expense		12
Other expenses	+	22
Total expenses		8,716
Expense reduction	–	139
Net expenses		**8,577**

Increase in Net Assets from Operations

Total investment income		20,893
Net expenses	–	8,577
Net investment income		**12,316**
Net realized gains		215,610
Net unrealized losses	+	(67,250)
Increase in net assets from operations		**$160,676**

Unless stated, all numbers x 1,000.

Net of $3 foreign withholding tax.

Calculated as a percentage of average daily net assets: 0.33% of the first $500 million and 0.28% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the transfer agent and shareholder service agent (Schwab). It reflects a guarantee by the investment adviser (CSIM) and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.60
Select Shares	0.42

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $148,360.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net investment income	$12,316	$11,374
Net realized gains or losses	215,610	(193,979)
Net unrealized gains or losses	+ (67,250)	656,467
Increase in net assets from operations	**160,676**	**473,862**

Distributions Paid

Dividends from net investment income

Investor Shares	5,423	7,507
Select Shares	+ 5,623	7,345
Total dividends from net investment income	**$11,046**	**$14,852**

Transactions in Fund Shares

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	5,935	$114,857	6,678	$101,578
Select Shares	+ 6,358	121,773	6,760	99,820
Total shares sold	**12,293**	**$236,630**	**13,438**	**$201,398**
Shares Reinvested				
Investor Shares	270	$5,073	522	$7,085
Select Shares	+ 278	5,234	503	6,844
Total shares reinvested	**548**	**$10,307**	**1,025**	**$13,929**
Shares Redeemed				
Investor Shares	(11,208)	($215,266)	(12,997)	($188,682)
Select Shares	+ (10,118)	(196,867)	(13,679)	(200,308)
Total shares redeemed	**(21,326)**	**($412,133)**	**(26,676)**	**($388,990)**
Net transactions in fund shares	**(8,485)**	**($165,196)**	**(12,213)**	**($173,663)**

Shares Outstanding and Net Assets

	11/1/03–10/31/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	90,235	$1,645,292	102,448	$1,359,945
Total increase or decrease	+ (8,485)	(15,566)	(12,213)	285,347
End of period	**81,750**	**$1,629,726**	**90,235**	**$1,645,292**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $11,046 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$11,046	$14,852
Long-term capital gains	$—	$—

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

	Current period	Prior period
Investor Shares	$68	$70
Select Shares	+ 33	+ 39
Total	**$101**	**$109**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $9,047 and $7,747 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios
All Equity Portfolio	6.9%
Growth Portfolio	7.6%
Balanced Portfolio	5.0%
Conservative Portfolio	1.8%

Schwab Annuity Portfolios
Growth Portfolio II	0.4%

Schwab Total Stock Market Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	17.48	14.35	16.62	22.49	20.87
Income or loss from investment operations:					
Net investment income	0.19	0.16	0.16	0.15	0.16
Net realized and unrealized gains or losses	1.53	3.14	(2.27)	(5.87)	1.56
Total income or loss from investment operations	1.72	3.30	(2.11)	(5.72)	1.72
Less distributions:					
Dividends from net investment income	(0.16)	(0.17)	(0.16)	(0.15)	(0.10)
Net asset value at end of period	19.04	17.48	14.35	16.62	22.49
Total return (%)	9.93	23.24	(12.86)	(25.55)	8.23
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.56	0.53	0.40	0.40	0.41[1]
Gross operating expenses	0.56	0.59	0.62	0.65	0.67
Net investment income	1.07	1.18	1.11	0.94	0.76
Portfolio turnover rate	2	3	2	2	2
Net assets, end of period ($ x 1,000,000)	592	469	263	224	218

[1] The ratio of net operating expenses would have been 0.40% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

Select Shares	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	17.52	14.37	16.65	22.52	20.89
Income or loss from investment operations:					
Net investment income	0.22	0.20	0.19	0.18	0.17
Net realized and unrealized gains or losses	1.54	3.14	(2.29)	(5.87)	1.56
Total income or loss from investment operations	1.76	3.34	(2.10)	(5.69)	1.73
Less distributions:					
Dividends from net investment income	(0.19)	(0.19)	(0.18)	(0.18)	(0.10)
Net asset value at end of period	19.09	17.52	14.37	16.65	22.52
Total return (%)	10.10	23.50	(12.81)	(25.40)	8.30
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.39	0.36	0.27	0.27	0.28[1]
Gross operating expenses	0.41	0.44	0.47	0.50	0.52
Net investment income	1.23	1.35	1.24	1.07	0.89
Portfolio turnover rate	2	3	2	2	2
Net assets, end of period ($ x 1,000,000)	548	429	264	257	262

[1] The ratio of net operating expenses would have been 0.27% if certain non-routine expenses (proxy fees) had not been included..

Summary of Portfolio Holdings as of October 31, 2004

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top Ten Holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

▮ Issuer is affiliated with the fund's adviser

■ This security or a portion of this security is on loan

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.9%	Common Stock	1,070,799	1,127,570
0.7%	Short-Term Investment	8,015	8,015
0.0%	U.S. Treasury Obligation	399	399
0.0%	Preferred Stock	68	69
0.0%	Corporate Bonds	15	16
0.0%	Rights	130	8
0.0%	Warrants	286	2
99.6%	Total Investments	1,079,712	1,136,079
6.3%	Collateral Invested for Securities on Loan	71,496	71,496
(5.9)%	Other Assets and Liabilities, Net		(66,895)
100.0%	Total Net Assets		1,140,680

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 98.9% of net assets		
Aerospace / Defense 1.6%		
Other Securities	1.6	17,869
Air Transportation 1.0%		
United Parcel Service, Inc., Class B 91,480	0.7	7,243
Other Securities	0.3	4,734
	1.0	11,977
Alcoholic Beverages 0.4%		
Other Securities	0.4	4,500
Apparel 0.6%		
Other Securities	0.6	6,415
Automotive Products / Motor Vehicles 1.1%		
Other Securities	1.1	12,658
Banks 7.7%		
❼ Bank of America Corp. 338,518	1.3	15,162
JPMorgan Chase & Co. 295,944	1.0	11,423
U.S. Bancorp 158,531	0.4	4,536

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Wachovia Corp. 108,236	0.5	5,326
Wells Fargo & Co. 140,077	0.8	8,365
Other Securities	3.7	42,863
	7.7	87,675
Business Machines & Software 7.5%		
•Cisco Systems, Inc. 563,969	1.0	10,834
•Dell, Inc. 209,300	0.7	7,338
Hewlett-Packard Co. 252,916	0.4	4,719
⑩ International Business Machines Corp. 139,850	1.1	12,552
▲❸ Microsoft Corp. 892,760	2.2	24,988
•Oracle Corp. 429,500	0.5	5,437
Other Securities	1.6	19,495
	7.5	85,363
Business Services 5.8%		
•eBay, Inc. 52,924	0.5	5,166
■•Google, Inc., Class A 22,500	0.4	4,291
•Yahoo! Inc. 111,144	0.4	4,022
Other Securities	4.5	52,191
	5.8	65,670
Chemicals 1.5%		
Other Securities	1.5	17,539
Construction 0.9%		
Other Securities	0.9	9,898
Consumer Durables 0.4%		
Other Securities	0.4	4,237
Containers 0.2%		
Other Securities	0.2	2,183
Electronics 5.3%		
Intel Corp. 533,832	1.1	11,883
Qualcomm, Inc. 135,100	0.5	5,649
Other Securities	3.7	43,042
	5.3	60,574
Energy: Raw Materials 2.0%		
Other Securities	2.0	23,419
Food & Agriculture 3.1%		
The Coca-Cola Co. 202,200	0.7	8,221

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
PepsiCo, Inc. 140,800	0.6	6,981
Other Securities	1.8	20,755
	3.1	35,957
Gold 0.2%		
Other Securities	0.2	2,009
Healthcare / Drugs & Medicine 11.5%		
Abbott Laboratories 128,205	0.5	5,465
•Amgen, Inc. 107,168	0.6	6,087
Eli Lilly & Co. 92,400	0.5	5,074
❽ Johnson & Johnson 246,370	1.3	14,383
Medtronic, Inc. 100,974	0.5	5,161
Merck & Co., Inc. 183,552	0.5	5,747
❻ Pfizer, Inc. 631,552	1.6	18,283
UnitedHealth Group, Inc. 66,300	0.4	4,800
Wyeth 109,400	0.4	4,338
Other Securities	5.2	62,410
	11.5	131,748
Household Products 1.8%		
▲ Procter & Gamble Co. 213,400	1.0	10,922
Other Securities	0.8	9,485
	1.8	20,407
Insurance 4.3%		
❾ American International Group, Inc. 216,222	1.2	13,127
Other Securities	3.1	36,098
	4.3	49,225
Media 3.8%		
•Comcast Corp., Class A 148,336	0.4	4,376
•Time Warner, Inc. 367,052	0.6	6,108
Viacom, Inc., Class B 144,012	0.5	5,255
The Walt Disney Co. 167,150	0.4	4,216
Other Securities	1.9	23,289
	3.8	43,244
Miscellaneous 0.5%		
3M Co. 65,000	0.5	5,042
Other Securities	0.0	687
	0.5	5,729

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Miscellaneous Finance 7.9%		
American Express Co. 105,150	0.5	5,580
• Berkshire Hathaway, Inc., Class A 96	0.7	8,088
▪ The Charles Schwab Corp. 111,120	0.1	1,017
▲❺ Citigroup, Inc. 424,936	1.7	18,854
Fannie Mae 81,400	0.5	5,710
Merrill Lynch & Co., Inc. 79,800	0.4	4,304
Morgan Stanley 90,300	0.4	4,613
Other Securities	3.6	41,680
	7.9	89,846
Non-Durables & Entertainment 1.4%		
Other Securities	1.4	16,109
Non-Ferrous Metals 0.4%		
Other Securities	0.4	4,931
Oil: Domestic 1.6%		
ConocoPhillips 56,098	0.4	4,730
Other Securities	1.2	13,653
	1.6	18,383
Oil: International 3.2%		
ChevronTexaco Corp. 179,634	0.8	9,532
▲❷ Exxon Mobil Corp. 537,816	2.3	26,471
Other Securities	0.1	586
	3.2	36,589
Optical & Photo 0.2%		
Other Securities	0.2	2,465
Paper & Forest Products 0.8%		
Other Securities	0.8	8,757
Producer Goods & Manufacturing 4.9%		
▲❶ General Electric Co. 863,066	2.6	29,448
Other Securities	2.3	26,142
	4.9	55,590
Railroad & Shipping 0.5%		
Other Securities	0.5	5,533
Real Property 2.1%		
Other Securities	2.1	23,704

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Retail 6.1%		
Home Depot, Inc. 187,000	0.7	7,682
▲❹ Wal-Mart Stores, Inc. 354,600	1.7	19,120
Other Securities	3.7	43,354
	6.1	70,156
Steel 0.2%		
Other Securities	0.2	2,003
Telephone 3.1%		
SBC Communications, Inc. 273,212	0.6	6,901
Verizon Communications, Inc. 228,786	0.8	8,946
Other Securities	1.7	19,561
	3.1	35,408
Tobacco 0.9%		
Altria Group, Inc. 168,800	0.7	8,180
Other Securities	0.2	1,637
	0.9	9,817
Travel & Recreation 0.9%		
Other Securities	0.9	9,761
Trucking & Freight 0.4%		
Other Securities	0.4	4,328
Utilities: Electric & Gas 3.1%		
Other Securities	3.1	35,894
Preferred Stock 0.0% of net assets		
Real Property 0.0%		
Other Securities	0.0	69

Security
  Rate, Maturity Date
  Face Amount ($ x 1,000)

Corporate Bonds 0.0% of net assets		
Fixed-Rate Obligations 0.0%		
Brookfield Homes Corp. 12.00%, 06/30/2015	0.0	16

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Warrants 0.0% of net assets		
Other Securities	**0.0**	**2**
Rights 0.0% of net assets		
Other Securities	**0.0**	**8**
Short-Term Investment 0.7% of net assets		
Provident Institutional TempFund 8,014,950	**0.7**	**8,015**

Security Rate, Maturity Date Face Amount ($ x 1,000)		
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill, 1.63%, 12/16/04 400	**0.0**	**399**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 6.3% of net assets		
Commercial Paper & Other Corporate Obligations 2.5%		
Canadian Imperial Bank of Commerce/New York		
1.92%, 11/29/04	3,848	3,847
1.72%, 05/25/05	1,516	1,516
Crown Point Capital		
1.80%, 11/05/04	1,851	1,851
Foreningssparbanken AB		
1.83%, 11/15/04	10,855	10,853
Fortis Bank		
1.78%, 06/06/05	1,381	1,381
Societe Generale NY		
1.95%, 11/01/04	5,456	5,455
1.83%, 11/15/04	1,571	1,570
Westdeutsche Landesbank AG		
1.50%, 01/10/05	2,340	2,339
		28,812
Short-Term Investments 3.8%		
Citibank, Time Deposit		
1.76%, 11/01/04	1,709	1,709
Security and Number of Shares		
Institutional Money Market Trust 40,974,861		40,975
		42,684

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/04. All numbers x 1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
Russell 2000 Index, Long expires 12/17/04	4	1,169	29
S&P 500 Index, Long expires 12/17/04	23	6,499	50
			79

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $68,742 of securities on loan)	$1,136,079
Collateral invested for securities on loan	71,496
Receivables:	
Fund shares sold	3,993
Interest	6
Dividends	1,263
Investments sold	14
Due from brokers for futures	10
Income from securities on loan	10
Prepaid expenses	+ 22
Total assets	**1,212,893**

Liabilities

Collateral invested for securities on loan	71,496
Payables:	
Fund shares redeemed	580
Investment adviser and administrator fees	24
Transfer agent and shareholder service fees	19
Trustee fees	1
Accrued expenses	+ 93
Total liabilities	**72,213**

Net Assets

Total assets	1,212,893
Total liabilities	– 72,213
Net assets	$1,140,680

Net Assets by Source

Capital received from investors	1,096,490
Net investment income not yet distributed	10,037
Net realized capital losses	(22,293)
Net unrealized capital gains	56,446

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$592,410		31,108		$19.04
Select Shares	$548,270		28,713		$19.09

Unless stated, all numbers x 1,000.

The fund paid $1,079,712 for these securities.

Includes securities valued at fair value worth $13 or 0.0% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$169,426
Sales/maturities	$16,950

The fund's total security transactions with other SchwabFunds® during the period were $3,569.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$1,080,161
Net unrealized gains and losses:	
Gains	$226,948
Losses	+ (171,030)
	$55,918

As of October 31, 2004:

Net undistributed earnings:	
Ordinary income	$10,037
Long-term capital gains	$–

Unused capital losses:	
Expires 10/31 of:	Loss amount
2007	$18
2008	3,413
2009	2,000
2010	11,485
2011	3,975
2012	+ 874
	$21,765

Reclassifications:	
Net investment income not yet distributed	$1
Reclassified as:	
Realized capital losses	($1)

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$17,028
Interest	59
Securities on loan	+ 180
Total investment income	**17,267**

Net Realized Gains and Losses

Net realized losses on investments	(92)
Net realized gains on futures contracts	+ 378
Net realized gains	**286**

Net Unrealized Gains and Losses

Net unrealized gains on investments	83,808
Net unrealized losses on futures contracts	+ (107)
Net unrealized gains	**83,701**

Expenses

Investment adviser and administrator fees	2,743
Transfer agent and shareholder service fees:	
Investor Shares	1,384
Select Shares	511
Trustees' fees	12
Custodian fees	81
Portfolio accounting fees	159
Professional fees	42
Registration fees	99
Shareholder reports	79
Interest expense	1
Other expenses	+ 33
Total expenses	5,144
Expense reduction	− 85
Net expenses	**5,059**

Increase in Net Assets from Operations

Total investment income	17,267
Net expenses	− 5,059
Net investment income	**12,208**
Net realized gains	286
Net unrealized gains	+ 83,701
Increase in net assets from operations	**$96,195**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $4 from the investment adviser (CSIM) and $81 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.58
Select Shares	0.39

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $83,987

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

		11/1/03–10/31/04	11/1/02–10/31/03
Net investment income		$12,208	$8,702
Net realized gains or losses		286	(5,294)
Net unrealized gains	+	83,701	155,552
Increase in net assets from operations		**96,195**	**158,960**

Distributions Paid

Dividends from net investment income

		11/1/03–10/31/04	11/1/02–10/31/03
Investor Shares		4,522	3,195
Select Shares	+	4,835	3,512
Total dividends from net investment income		**$9,357**	**$6,707**

Transactions in Fund Shares

		11/1/03–10/31/04		11/1/02–10/31/03	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		9,767	$180,735	12,774	$194,287
Select Shares	+	8,998	165,692	11,399	172,567
Total shares sold		**18,765**	**$346,427**	**24,173**	**$366,854**
Shares Reinvested					
Investor Shares		237	$4,213	209	$2,984
Select Shares	+	222	3,957	203	2,911
Total shares reinvested		**459**	**$8,170**	**412**	**$5,895**
Shares Redeemed					
Investor Shares		(5,759)	($106,552)	(4,461)	($68,649)
Select Shares	+	(5,002)	(92,791)	(5,507)	(85,326)
Total shares redeemed		**(10,761)**	**($199,343)**	**(9,968)**	**($153,975)**
Net transactions in fund shares		**8,463**	**$155,254**	**14,617**	**$218,774**

Shares Outstanding and Net Assets

		11/1/03–10/31/04		11/1/02–10/31/03	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		51,358	$898,588	36,741	$527,561
Total increase	+	8,463	242,092	14,617	371,027
End of period		**59,821**	**$1,140,680**	**51,358**	**$898,588**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $9,357 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$9,357	$6,707
Long-term capital gains	$–	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:		
Investor Shares		$70
Select Shares	+	59
Total		**$129**
Prior period:		
Investor Shares		$76
Select Shares	+	173
Total		**$249**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $10,037 and $7,185 at the end of the current period and prior period, respectively.

 See financial notes.

Schwab International Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	12.74	10.47	12.22	17.13	17.93
Income or loss from investment operations:					
Net investment income	0.26	0.23	0.21	0.15	0.20
Net realized and unrealized gains or losses	2.05	2.25	(1.82)	(4.81)	(0.85)
Total income or loss from investment operations	2.31	2.48	(1.61)	(4.66)	(0.65)
Less distributions:					
Dividends from net investment income	(0.23)	(0.21)	(0.14)	(0.25)	(0.15)
Net asset value at end of period	14.82	12.74	10.47	12.22	17.13
Total return (%)	18.40	24.24	(13.34)	(27.58)	(3.69)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.69	0.65	0.58	0.58	0.59[1]
Gross operating expenses	0.73	0.74	0.76	0.75	0.82
Net investment income	1.78	2.01	1.70	1.14	1.60
Portfolio turnover rate	1	7	13	18	16
Net assets, end of period ($ x 1,000,000)	550	494	443	519	637

[1] The ratio of net operating expenses would have been 0.58% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)					
Net asset value at beginning of period	12.75	10.47	12.23	17.14	17.96
Income or loss from investment operations:					
Net investment income	0.28	0.25	0.21	0.16	0.27
Net realized and unrealized gains or losses	2.05	2.26	(1.82)	(4.80)	(0.91)
Total income or loss from investment operations	2.33	2.51	(1.61)	(4.64)	(0.64)
Less distributions:					
Dividends from net investment income	(0.25)	(0.23)	(0.15)	(0.27)	(0.18)
Net asset value at end of period	14.83	12.75	10.47	12.23	17.14
Total return (%)	18.56	24.50	(13.31)	(27.45)	(3.65)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.50	0.49	0.47	0.47	0.48[1]
Gross operating expenses	0.58	0.59	0.61	0.60	0.67
Net investment income	1.97	2.19	1.81	1.25	1.71
Portfolio turnover rate	1	7	13	18	16
Net assets, end of period ($ x 1,000,000)	687	629	536	616	700

[1] The ratio of net operating expenses would have been 0.47% if certain non-routine expenses (proxy fees) had not been included.

Summary of Portfolio Holdings as of October 31, 2004

This section shows the fund's 50 largest portfolio hold-ings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio hold-ings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain charac-teristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

➊ Top Ten Holding

• Non-income producing security

■ The security or a portion of this security is on loan.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.3% Foreign Common Stock	995,647	1,228,866
0.4% Foreign Preferred Stock	3,801	5,016
0.2% Short-Term Investment	1,954	1,954
0.0% Rights	—	107
0.0% Warrants	200	—
99.9% Total Investments	1,001,602	1,235,943
8.4% Collateral Invested for Securities on Loan	103,711	103,711
(8.3)% Other Assets and Liabilities, Net		(102,147)
100.0% Total Net Assets		1,237,507

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Foreign Common Stock 99.3% of net assets		
Australia 4.1%		
BHP Billiton Ltd. 727,139	0.6	7,521
Commonwealth Bank of Australia 245,112	0.5	5,877
■ National Australia Bank Ltd. 296,328	0.5	6,257
Other Securities	2.5	31,088
	4.1	50,743
Belgium 0.9%		
Other Securities	0.9	10,810
Canada 6.2%		
■ Bank of Nova Scotia 198,704	0.5	6,451
Manulife Financial Corp. 156,550	0.6	7,300
■ Royal Bank of Canada 127,717	0.5	6,638
Other Securities	4.6	56,071
	6.2	76,460
Denmark 0.6%		
Other Securities	0.6	7,414
France 10.6%		
BNP Paribas 157,814	0.9	10,710
France Telecom SA 209,724	0.5	5,986
Sanofi-Aventis 173,827	1.0	12,670
■➎ Total SA 110,932	1.9	23,001
Other Securities	6.3	78,375
	10.6	130,742
Germany 7.2%		
BASF AG 103,335	0.5	6,428
DaimlerChrysler AG 168,370	0.6	6,935
Deutsche Bank AG 99,862	0.6	7,570
• Deutsche Telekom AG 487,262	0.8	9,310
E.ON AG 118,150	0.8	9,586
SAP AG 39,024	0.5	6,628
Siemens AG 153,790	0.9	11,415
Other Securities	2.5	31,371
	7.2	89,243
Hong Kong / China 1.3%		
Other Securities	1.3	16,095

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Italy 3.5%		
ENI-Ente Nazionale Idrocarburi SPA 490,576	0.9	11,108
Other Securities	2.6	32,589
	3.5	43,697
Japan 17.8%		
Canon, Inc. 162,000	0.6	7,979
Honda Motor Co. Ltd. 152,700	0.6	7,362
Mitsubishi Tokyo Financial Group, Inc. 787	0.5	6,670
NTT DoCoMo, Inc. 3,541	0.5	6,236
Takeda Pharmaceutical Co. Ltd. 160,200	0.6	7,724
❽ Toyota Motor Corp. 538,500	1.7	20,944
Other Securities	13.3	162,981
	17.8	219,896
Netherlands 5.6%		
ABN Amro Holdings NV 298,017	0.6	7,108
ING Groep NV 340,404	0.7	8,985
Koninklijke Philips Electronics NV 255,925	0.5	6,039
❼ Royal Dutch Petroleum Co. 398,487	1.7	21,589
Unilever NV 110,002	0.5	6,381
Other Securities	1.6	18,982
	5.6	69,084
Singapore 0.1%		
Other Securities	0.1	1,593
Spain 3.9%		
Banco Bilbao Vizcaya Argentaria SA 587,573	0.7	9,193
■ Banco Santander Central Hispano SA 834,597	0.8	9,290
Telefonica SA 900,159	1.2	14,817
Other Securities	1.2	15,297
	3.9	48,597
Sweden 1.9%		
• Telefonaktiebolaget LM Ericsson, Class B 2,846,579	0.7	8,244

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Other Securities	1.2	15,679
	1.9	23,923
Switzerland 7.8%		
• Credit Suisse Group 218,120	0.6	7,434
❾ Nestle SA, Registered 77,668	1.5	18,311
❻ Novartis AG, Registered 460,530	1.8	21,887
Roche Holdings–Genus 135,932	1.1	13,848
UBS AG, Registered 216,176	1.3	15,528
Other Securities	1.5	19,536
	7.8	96,544
United Kingdom 27.8%		
AstraZeneca PLC 328,216	1.1	13,423
Barclays PLC 1,265,372	1.0	12,335
❶ BP PLC 4,216,549	3.3	40,755
Diageo PLC 596,684	0.6	7,965
❹ GlaxoSmithKline PLC 1,142,422	1.9	24,010
HBOS PLC 747,598	0.8	9,993
❷ HSBC Holdings PLC 2,103,680	2.7	33,901
Lloyds TSB Group PLC 1,065,026	0.7	8,411
❿ Royal Bank of Scotland Group PLC 547,776	1.3	16,109
• Shell Transport & Trading Co. PLC 1,852,117	1.2	14,550
Tesco PLC 1,445,671	0.6	7,602
❸ Vodafone Group PLC 12,980,507	2.7	33,179
Other Securities	9.9	121,792
	27.8	344,025

Foreign Preferred Stock 0.4% of net assets		
Australia 0.3%		
Other Securities	0.3	4,113
Germany 0.1%		
Other Securities	0.1	903

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Warrants 0.0% of net assets		
Other Securities	**0.0**	**—***
Rights 0.0% of net assets		
Other Securities	**0.0**	**107**

Security Rate, Maturity Date Face Amount ($ x 1,000)		
Short-Term Investment 0.2% of net assets		
HSBC Bank, USA Grand Cayman Time Deposit 1.29%, 11/01/04 1,954	**0.2**	**1,954**

End of investments.

* Amounts stated as "–" are less than $1.

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 8.4% of net assets	
Short-Term Investment 8.4%	
Securities Lending Investment Fund 103,710,647	**103,711**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of October 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $98,966 of securities on loan)	$1,235,943
Collateral invested for securities on loan	103,711
Foreign currency	30
Receivables:	
Fund shares sold	290
Dividends	1,941
Income from securities on loan	39
Dividend tax reclaim	136
Prepaid expenses	+ 21
Total assets	**1,342,111**

Liabilities

Collateral invested for securities on loan	103,711
Payables:	
Fund shares redeemed	619
Interest expense	1
Withholding taxes	48
Investment adviser and administrator fees	36
Transfer agent and shareholder service fees	15
Trustees' fees	1
Accrued expenses	+ 173
Total liabilities	**104,604**

Net Assets

Total assets	1,342,111
Total liabilities	– 104,604
Net assets	**$1,237,507**

Net Assets by Source

Capital received from investors	1,294,974
Net investment income not yet distributed	21,478
Net realized capital losses	(313,335)
Net unrealized capital gains	234,390

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$550,263		37,126		$14.82
Select Shares	$687,244		46,340		$14.83

Unless stated, all numbers x 1,000.

The fund paid $1,001,602 for these securities. Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$16,070
Sales/maturities	$82,592

The fund paid $27 for these currencies.

Federal Tax Data

Portfolio cost	$1,006,740
Net unrealized gains and losses:	
Gains	$316,555
Losses	+ (87,352)
	$229,203

As of October 31, 2004:

Net undistributed earnings:	
Ordinary income	$21,655
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2005	$1,837
2006	11,905
2007	7
2008	3,669
2009	130,942
2010	112,722
2011	39,016
2012	+ 8,278
	$308,376

Reclassifications:	
Net investment income not yet distributed	$6
Net realized capital losses	$1,737
Reclassified as:	
Capital received from investors	($1,743)

 See financial notes.

Statement of
Operations

For November 1, 2003 through October 31, 2004. All numbers x 1,000.

Investment Income

Dividends		$29,068
Interest		22
Securities on loan	+	976
Total investment income		**30,066**

Net Realized Gains and Losses

Net realized losses on investments		(7,823)
Net realized gains on foreign currency transactions	+	6
Net realized losses		**(7,817)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		187,878
Net unrealized gains on foreign currency transactions	+	14
Net unrealized gains		**187,892**

Expenses

Investment adviser and administrator fees		4,870
Transfer agent and shareholder service fees:		
Investor Shares		1,346
Select Shares		677
Trustees' fees		13
Custodian fees		514
Portfolio accounting fees		179
Professional fees		46
Registration fees		48
Shareholder reports		120
Interest expense		3
Other expenses	+	29
Total expenses		7,845
Expense reduction	–	741
Net expenses		**7,104**

Increase in Net Assets from Operations

Total investment income		30,066
Net expenses	–	7,104
Net investment income		**22,962**
Net realized losses		(7,817)
Net unrealized gains	+	187,892
Increase in net assets from operations		**$203,037**

Unless stated, all numbers x 1,000.

Net of $3,668 foreign withholding tax.

Calculated as a percentage of average daily net assets: 0.43% of the first $500 million and 0.38% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $470 from the investment adviser (CSIM) and $271 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through at least February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.69
Select Shares	0.50

This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $180,075.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/03–10/31/04	11/1/02–10/31/03
Net Investment income	$22,962	$21,074
Net realized losses	(7,817)	(37,839)
Net unrealized gains	+ 187,892	241,954
Increase in net assets from operations	**203,037**	**225,189**

Distributions Paid

	11/1/03–10/31/04	11/1/02–10/31/03
Dividends from net investment income		
Investor Shares	9,069	9,001
Select Shares	+ 12,465	11,662
Total dividends from net investment income	**$21,534**	**$20,663**

Transactions in Fund Shares

	11/1/03–10/31/04 SHARES	11/1/03–10/31/04 VALUE	11/1/02–10/31/03 SHARES	11/1/02–10/31/03 VALUE
Shares Sold				
Investor Shares	5,725	$80,057	5,440	$59,471
Select Shares	+ 5,772	80,804	8,086	86,648
Total shares sold	**11,497**	**$160,861**	**13,526**	**$146,119**
Shares Reinvested				
Investor Shares	629	$8,293	815	$8,329
Select Shares	+ 882	11,628	1,072	10,936
Total shares reinvested	**1,511**	**$19,921**	**1,887**	**$19,265**
Shares Redeemed				
Investor Shares	(7,955)	($111,302)	(9,803)	($105,853)
Select Shares	+ (9,688)	(136,414)	(10,942)	(119,750)
Total shares redeemed	**(17,643)**	**($247,716)**	**(20,745)**	**($225,603)**
Net transactions in fund shares	**(4,635)**	**($66,934)**	**(5,332)**	**($60,219)**

Shares Outstanding and Net Assets

	11/1/03–10/31/04 SHARES	11/1/03–10/31/04 NET ASSETS	11/1/02–10/31/03 SHARES	11/1/02–10/31/03 NET ASSETS
Beginning of period	88,101	$1,122,938	93,433	$978,631
Total increase or decrease	+ (4,635)	114,569	(5,332)	144,307
End of period	**83,466**	**$1,237,507**	**88,101**	**$1,122,938**

Unless stated, all numbers x 1,000.

Unaudited

The fund designates $20,935 of the dividend distribution for the fiscal year ended 10/31/04 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2005 via IRS Form 1099 of the amounts for use in preparing their 2004 income tax return.

The tax-basis components of distributions paid were:

	Current period	Prior period
Ordinary income	$21,534	$20,663
Long-term capital gains	$–	$–

The fund charges 1.50% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:	
Investor Shares	$50
Select Shares	+ 22
Total	**$72**
Prior period:	
Investor Shares	$62
Select Shares	+ 46
Total	**$108**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $21,478 and $20,044 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios	
All Equity Portfolio	10.9%
Growth Portfolio	10.0%
Balanced Portfolio	6.7%
Conservative Portfolio	2.4%
Schwab Annuity Portfolios	
Growth Portfolio II	0.5%

 See financial notes.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of a no-load, open-end management investment company. Each of these companies is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report by trust.

The funds offer multiple share classes. For any given fund, shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. In addition, one share class, e.Shares, is available only to clients of Schwab Institutional®, Charles Schwab Trust Company and certain tax-advantaged retirement plans, and can only be traded electronically.

Fund	Investor Shares	Select Shares	e.Shares
S&P 500	•	•	•
Schwab 1000	•	•	
Small-Cap Index	•	•	
Total Stock Market Index	•	•	
International Index	•	•	

For these funds, shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trusts may issue as many shares as necessary.

The Trusts and Their Funds

This list shows the trust containing each fund in this report, along with all other funds included in these trusts. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

Schwab 1000 Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab YieldPlus Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate Tax-Free
  Bond Fund
Schwab California Long-Term Tax-Free Bond Fund
Schwab GNMA Fund

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Schwab Institutional Select S&P 500 Fund
Schwab Institutional Select Large-Cap Value Index Fund
Schwab Institutional Select Small-Cap Value Index Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The Schwab International Index Fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates.

"Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trusts, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index. The funds also may let other SchwabFunds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios®, which seek to provide investors with allocated portfolios of Schwab index funds.

The funds may make direct transactions with certain other SchwabFunds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trusts did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The SchwabFunds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 10/31/04 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab S&P 500 Fund	—	4,982	1.46
Schwab 1000	—	1,749	1.93
Schwab Small-Cap Index Fund	—	2,007	1.78
Schwab Total Stock Market Index Fund	—	5,425	1.40
Schwab International Index Fund	—	1,147	2.00

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of wash sale losses and foreign currency transactions.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

Also, the foreign securities held by International Index Fund are fair valued if a movement in the U.S. market exceeds a specific threshold that has been established using the guideline adopted by the fund's Board of Trustees. The fund uses a third party vendor to provide the fair valuation based on certain factors and methodologies including tracking valuation correlations between the U.S. market and each non-U.S. security.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent registered public accounting firm

To the Board of Trustees and Shareholders of:

Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

In our opinion, the accompanying statements of assets and liabilities, including the summary of portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab 1000 Fund (one of the portfolios constituting Schwab Investments), Schwab S&P 500 Fund, Schwab Small-Cap Index Fund, Schwab Total Stock Market Index Fund and Schwab International Index Fund (four of the portfolios constituting Schwab Capital Trust) (hereafter collectively referred to as the "Funds") at October 31, 2004, the results of each of their operations for the year then ended, and the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, CA
December 16, 2004

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 51 as of 10/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Administrative Officer, U.S. Trust Corp.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeff Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira[1] 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04*: SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

[1] Elected to his position on the SchwabFunds Board on November 16, 2004.

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab® Institutional Select® Funds
    Schwab® Institutional Select® S&P 500 Fund
    Schwab® Institutional Select® Large-Cap Value Index Fund
    Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

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REG13810-07